Exhibit 99.103

StarPoint Energy Trust - Press Release

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW/

Toronto Stock Exchange Symbol “SPN.UN”

CALGARY, Jan. 24 /CNW/ - StarPoint Energy Trust (“StarPoint”) (“SPN.UN”) announces that it has adopted a Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “Plan”). Eligible Unitholders will be able to participate in the Plan in respect of the distributions payable on February 15, 2005 to Unitholders of record on January 31, 2005. Registered and beneficial Unitholders who are not resident in Canada are not eligible to participate in the Plan.

The Plan allows eligible Unitholders to direct that their monthly cash distributions be reinvested in additional Units at 95% of the average market price (as defined in the Plan) on the applicable distribution date. The Plan includes a unique feature which allows eligible Unitholders to elect, under the Premium Distribution(TM) component of the Plan, to have these additional Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such Unitholders would have otherwise been entitled to receive on the applicable distribution date (subject to a proration in certain events under the Plan). Canaccord Capital Corporation has been designated as the plan broker under the Premium Distribution(TM) component of the Plan. In addition, the Plan allows those Unitholders who participate in either the distribution reinvestment component or the Premium Distribution(TM) of the Plan to purchase additional Units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $1,000 per remittance and up to $100,000 aggregate amount of remittances by a Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding Units. Generally, no brokerage fees or commissions will be payable by participants for the purchase of Units under the Plan, but Unitholders should make inquiries with their broker, investment dealer or financial institution through which their Units are held as to any policies of such party that would result in any fees or commissions being payable. StarPoint reserves the right to limit the amount of new equity available under the Plan on any particular distribution date. Accordingly, participation may be prorated in certain circumstances.

Amounts raised pursuant to the Plan will be used by StarPoint to fund a portion of its annual capital expenditures and for general corporate purposes.

Copies of the Plan, questions and answers, and enrolment forms are available on StarPoint’s web site at www.spnenergy.com under the heading “Investor Info”, or directly from StarPoint by calling (403) 268-7802.

Participation in the Plan does not relieve Unitholders of any liability for taxes that may be payable on distributions. Unitholders should consult their own tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

(TM) denotes trademark of Cannacord Capital Corporation

/For further information: please contact: StarPoint Energy Trust, Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone: (403) 268-7800,

Fax:  (403) 263-3388/